Via Facsimile and U.S. Mail
Mail Stop 6010

February 23, 2007

Ms. Mary A. Chaput
Executive Vice President and
Chief Financial Officer
Healthways, Inc.
3841 Green Hills Village Drive
Nashville, TN 37215

Re: Healthways, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2006
Filed November 13, 2006
File No. 000-19364

Dear Ms. Chaput:

We have reviewed your December 19, 2006 response to our December 12, 2006 letter and have the following comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

1. Please expand your response to comment one to provide us the amount of bonus expense recognized in each quarter of fiscal 2006. Also, specify the performance goals. Provide the amount of bonuses for fiscal 2005 and, if materially different from 2006, direct us to disclosure explaining this cause. More fully explain why operating leverage improved gross margin in the fourth quarter as we note

revenues increased in each quarter in 2006 over the prior quarter yet margins for the first three quarters of 2006 were consistent. In addition, please confirm that in future filings you will discuss in your results of operations section of your MD&A the causes of any material changes in your fourth quarter operating results from other quarters in addition to your year-end fiscal results.

Cash Flow Statement

2. With regard to your response to comment two, please confirm that similar classification errors were not made at August 31, 2005 and 2006, November 30, 2006, and each quarter in the year ended August 31, 2006.

Quarterly Financial Information (unaudited), page 54

3. We note your response to comment three. Item 302 of Regulation S-K requires the presentation of gross profit, which is defined as "net sales less costs and expenses associated directly with or allocated to products sold or services rendered." We note you proposed to include an "operating income" amount which will include the cost of services, selling, general and administrative expenses and depreciation and amortization. Please confirm that your "operating income" does not include any expenses not associated directly with or allocated to products sold or services rendered. If it does, we do not believe the "operating income" would meet the Item 302 gross profit requirement.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant